Exhibit 99.1

Borr Drilling Limited – Investor Presentation

Please find enclosed investor presentation from Borr Drilling Limited.

21 May 2020
Hamilton Bermuda

 Borr Drilling LimitedExtending runway with minimum $315m in improved liquidity to 2022May 21, 2020

 2  THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY JURISDICTION. IT IS SOLELY FOR USE AS AN INVESTOR PRESENTATION AND IS PROVIDED FOR INFORMATION PURPOSES ONLY. THIS PRESENTATION DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS MATERIAL TO AN INVESTOR. BY ATTENDING THE PRESENTATION AND/OR READING THE PRESENTATION SLIDES YOU AGREE TO BE BOUND AS FOLLOWS:The information contained herein does not constitute an offer to subscribe to or a solicitation of an offer to subscribe to securities in any member state within EEA in which such offer or solicitation is unlawful, unless in reliance upon applicable EEA prospectus exceptions, whereby no EEA prospectus, registration or similar action would be required within EEA. Forward Looking Statements: This presentation includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include the equity raise, use of proceeds, the waivers and amendments to agreements with stakeholders including the terms thereof, the improvements to liquidity, allocations, changes to the application period, settlement, offshore activity levels and outlook for oil prices and demand, expected impact of cost savings initiatives including improvements to cashflow and balance sheet strengthening measures, liquidity expectations, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements include the risk that we may not be able to agree such terms with such parties or if we do agree such terms such parties may not obtain necessary board/credit committee approvals necessary for such amendments, risks relating to executing definitive documentation for such amendments if agreed, risks relating to our debt instruments including risks relating to our ability to comply with covenants and the risk of cross defaults, risks relating to our liquidity including the risk that we may have insufficient liquidity be able to fund operations, we may be unable to raise necessary funds through issuance of additional debt or equity and may have to delay or cancel discretionary capital expenditures, we may be unable to obtain extension or additional waivers or unable to meet our obligations under our debt instruments or waiver conditions resulting in cross defaults and that we may be delisted from the New York Stock Exchange as well as in our most recent annual report and in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.  Important information

 Key components of the improved liquidity package  3    Provides the Company with a liquidity runway even without any new contracts or renewals    The proposed deal includes the following key elements: + Rescheduling of yard commitments+ Deferral of debt amortization+ Conversion of cash interest to pay-in-kind (PIK) interest+ Amendment of covenants= Total estimated improvement in liquidity of more than $315m until Q1 2022

 Amended financing creates very low cash-breakeven rates for 2020e and 2021e  4  Required 2021e bareboat contribution per jack-up and # of jack-ups in operation to cover direct cash costs  Cash interest for 2021 estimated to $40m, $6k/day in stacking cost per rig. 25 jack-ups deliveredBareboat contribution, current market, based on $80k/day, 97% utilisation, $50k/day opexBareboat contribution, 15 year average, based on $140k/day, 97% utilisation, $50k/day opexExcludes any tax on revenueSource: Borr Drilling, IHS Petrodata, DNB Markets  # of jack-ups in operation  Needed bareboat per jack-up $k/day  Bareboat contribution, 15 year average, jack-ups  Bareboat contribution, current market, jack-ups  # of jack-ups in operation  0  12  18  25  SG&A ($m)  -20  -20  -25  -30  Stacking cost ($m)  -55  -28  -15  0  Cash interest ($m)  -40  -40  -40  -40  Total costs ($m)  -115  -88  -80  -70  Bareboat needed to cover direct cash costs    $20.2k/day  $12.2k/day  $7.7k/day

 Mexico integrated contracts – learning curve has improved operations  5  First wells behind schedule – recovery for geologic event  Last wells significantly ahead of schedule  Source: Borr Drilling  Planned time: 58 daysActual time: 50 days  Planned time: 44 daysActual time: 34 days  Planned time: 58 daysActual time: 78 days              Planned time: 80 daysActual time: 180 days  Geological eventloss reversed in Q1 2020    Core sampleson client request

Attractive entry point – solid upside

The value case



250
200
150
100
50
0
$m per jack-up
Depreciated value of a jack-up
Borr implied value
1
3
5
7
9
11
13
15
17
19
21
23
25

The cash-flow case



12.0
10.0
8.0
6.0
4.0
2.0
-
EV/EBITDA
80
70
60
50
40
30
20
10
0
$m in EBITDA per jack-up
9.8x
5.8x
3.1x
1.4x
10
17
31
70
80
100
140
250
Dayrate per jack-up $k/day

Implied value of EV per rig of $98m, based on ~$2.6bn net debt. Share price of $1.2. Assumes $50k/day in operating costs including SG&A
Illustrative EBITDA per jack up given various dayrate levels

Source: Borr Drilling

6 | Borr Drilling

Historic dayrates give support to debt service



Estimated historic bareboat contribution per premium jack-ups vs required rate for debt service
$k/day
200
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Contribution required for debt service with 28 rigs in operation – $29k/day
Contribution required to cover direct cash costs 2021e – $20k/day

Fully invested net debt	$2,600m
# units	28
Average net debt per rig	$92.9m
Average age of fleet[1]	**3**
Age when debt is 0	20 years
Amort per rig (17y)	$14k/day
Interest per rig (6%)	$15k/day
Debt service per rig	$29k/day

Assumes Q1 2020 net debt + remaining capex estimated to ~$2.6bn
Bareboat calculated as TC-rate less applicable opex
1) Average age based on 28 modern jack-up built after 2010.
Source: Borr Drilling, DNB Markets

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Borr Drilling

 Shallow water oil production - quick payback – driven by NOCs  8  Jack-up demand is mainly brownfield – 75% NOCs  Core NOCs are drilling significantly more today  Source: IHS Petrodata, DNB Markets, Borr Drilling  # jack-ups contracted  Brownfield  Greenfield  Exploration  Greenfielddevelopment  Infill drilling  Workover  P&A  3%  2%  6 months  3 months  2 years  3 years  7 years  3-4 years  1 year  6 months  Time to first oil  Global demand by type of OilCo        Jack-up  Floater  NOC %  74.7%  34.6%  IOC %  25.3%  65.4%

     The global jack-up fleet is old – modern rigs will likely get utilisation  9  Modern jack-ups gaining market share  Historic jack-up demand vs age of supply  >35% of the fleet is > 20 years old  1) Assumed scrapping of 10 owner operated rigs. Borr Drilling assumptionSource: IHS Petrodata, Rystad, Borr Drilling  1985  1971  1973  1975  1977  2015  1979  1981  2005  1983  1987  1989  2003  1991  1993  1996  1999  2001  2007  2009  2013  2011  2017  2019  2010 – 2022259 rigs  2000 – 201096 rigs  1968 – 2000167 rigs    355 “modern” rigs  Premium jack-up rig count  Standard jack-up rig count  114  254  193  225  Premium jack-up rig count  114  254  193  225     # jack-ups  Total fleet  522  Stacked standard units  -55  Standard with <12 months contract left  -39  Standard owner operated exp scrapped1)  -10  Expected total fleet mid-21  418  Under construction (not marketed)  -45  2000-2010 cold stacked (not marketed)  -13  Expected marketed supply mid-2021  360  Average demand 342 rigs  “Legacy” fleet     Delivered jack-ups pr year    Modern jack-up rig count    Standard jack-up rig count

Could oil market be similar to 1998? – "Asian flu" created the upturn

Oil prices bottomed when inventories peaked



Drowning in oil
2950
2850
2750
2650
2550
2450
2350
2250
40
35
30
25
20
15
10
5
0
Oil inventory mmbl (LHS)
Brent $/bbl (RHS)
Jan/1997
Jul/1997
Jan/1998
Jul/1998
Jan/1999
Jul/1999
Jan/2000
Jul/2000
Jan/2001



3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
80
60
40
20
-
-20
-40
-60
Oil inventory mmble (LHS)
WTI $/brl (RHS)
May/2018
Nov/2018
May/2019
Nov/2019
May/2020
Nov/2020

Next 6 year – dayrates went to $230k/day



$k/day
NB delivered
Day-rates + 400% in 24 months
300
250
200
150
100
50
-
50
45
40
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Jack-up dayrates (LHS)
Cummulative NB delivered (RHS)

Similarities to 1999 cycle

	1998/99	2020
OECD oil inventory	~2,800	~3,400
Inventory day of demand	~37	~34
Oil price at peak inventory	$11/brl	-$37 ?
Oil price 24 months after	$30/brl	?
Trough day-rates	~$15k/day	$60-80k/day
Day-rates after 24 months	~$100k/day	?
Day-rates after 36 months	~$130k/day	?
Years of E&P underinvestment	3 years	5 years

Source: Bloomberg, IHS Petrodata, DNB Markets

10 |
Borr Drilling

Oil the best performing sector last month – turning point?

Oil services in context[1)]


$bn
1400
1200
1000
800
600
400
200
0
1278
87
3
Value oil produced pr year
Market cap oilservices
Market cap offshore drillers

Lessons from the last cycle[2)]


$m
600
500
400
300
200
100
0
120
500
20
Purchase price
EBITDA 2002-2020
Residual value

Energy weighting in % of technology[3)]


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87%
19%
11%
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

1) 100m brl/day at $35/brl. Market cap all listed oil services. Market cap all listed offshore drillers
2) Assumes average date-rate of $140k/day from 2002 to 2020 at 90% utilisation. Opex of $50k/day
3) Energy weighting % of the S&P 500 divided by technology % of the S&P 500. Higher ratio means relative size of energy vs technology
Source: Bloomberg, DNB Markets

11 |

Borr Drilling